Filed by Woodside Petroleum Ltd.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Companies: BHP Group Ltd (Commission File No.: 001-09526)

BHP Group Plc (Commission File No.: 001-31714)

Woodside CEO Meg O’Neill: Interview with AusBiz, Kara Ordway

Tuesday, 23 November 2021

Kara Ordway:

To take us through that news is CEO Meg O’Neill she joins us now live, Meg great to have you on on such a very big day for you guys. Look I’m sure a lot of shareholders will be pleased with the news of that merger. So let’s start there. We’re looking for an successful integration. How does that happen?

Meg O’Neill:

Thanks Kara. It’s really been a tremendous day for Woodside with announcing the merger share sale agreements and the Scarborough Pluto Train Two final investment decision. The merger now we’re on a pathway now that we’ve signed this binding agreement to work towards completion in the second quarter of next year. In parallel, we’ve stood up an integration planning team and that’s a team that’s staffed jointly with Woodside and BHP personnel. That’ll map out exactly how do we get ourselves ready for day one of running the new business. It’ll be taking a look at our strategy at the investment opportunities that the new company has how we design the organisation and staff, the business, making sure our systems and processes all come together so that we can be really efficient from day one, and deliver those synergies values to our shareholders as well as the you know all of the opportunities that we see in the combined portfolio.

Kara Ordway:

Yeah, what are the opportunities what do shareholders need to know?

Meg O’Neill:

Yeah, so a number of different things. Of course, the Scarborough investment decision is a decision that both companies of course had to make independently as we continue to operate independently, but that’s one that will deliver value to the shareholders as we move forward. When we look at the BHP Petroleum portfolio, there are some wonderful opportunities in the Gulf of Mexico. There’s some projects that are due to start up next year, as well as future opportunities that we’ll be able to make decisions on. So we’ve got a hopper of opportunities and we’re working through how do things stack up in the combined business.

Kara Ordway:

Let’s have a chat about that Scarborough project, I noticed there was some economic improvement in those numbers. How did that happen?

Meg O’Neill:

Yeah, great question. So with the sell down of a 49% stake in Pluto Train Two, to Global Infrastructure Partners, and that’s a sell down that we announced last week. That did a couple of things. First off, it reduced the capital that Woodside needs to put into the development. But secondly, the capital contribution, the additional capital contribution that GIP is making absolutely helps improve the returns for Woodside on the integrated development. So the sell down was a big part of the economic improvement and when you look at the numbers are very compelling rate of return of 13 and a half percent, delivered cost of supply sub $6 into North Asia. So really, really attractive investment opportunity for us.

Kara Ordway:

And maybe you’re looking to launch that project in December, any risks that are still on the table. I understand that you’re still looking at some regulatory approvals.

Meg O’Neill:

I think it’s important to be clear that we have the primary environmental approvals that we need. The project has been going through environmental reviews for years, and we’ve we have our primary approval from NOPSEMA, who’s the offshore oil and gas regulator. We have other critical approvals from both the State Environmental Protection Agency as well as the Commonwealth Department of Agriculture, Water and Environment. There are secondary approvals that we need to obtain but that’s the normal practice in a project and we’ll be securing those approvals as time goes by. But everything that we need to support a final investment decision is in place.

Kara Ordway:

So getting the product to market this is all about LNG of course, it’s a big topic, those prices sky high considering the shortages that we are seeing, particularly in Europe, but your outlook for those LNG prices as we get to the production stage. So looking to 2026. Do you think they’re likely to remain high?

Meg O’Neill:

So what we’re seeing in the short term markets really is a short term phenomenon. But it’s probably symptomatic of where the industry lies more broadly that right now we’re experiencing a global gas shortage. It’s compounded by some supply issues compounded by some issues around things like renewable supply offshore wind in the UK being curtailed or not being as available as was anticipated. Longer term, we’re expecting prices to moderate you know, these are spot prices. And one of the things that a high spot price does is it sends a signal to buyers that some of the longer-term contracts may be a better way for them to manage that price risk in their business. For the Scarborough development, we have 60% of the gas contracted and that’s a combination of both our domestic sales as well as LNG sales. We feel like that’s a good place to take the final investment decision. But we do look forward to continuing to talk to buyers about longer-term contracts, you know, to fill out the the kind of sales portfolio that we have today.

Kara Ordway:

Meg there have been some pushback from some groups because of carbon emissions for the project when you’re starting a project like this and you’ve got a reduction target of 30% when it comes to your own emissions. How do you always keep that in mind as you’re working things through?

Meg O’Neill:

So climate change is something that influences every single decision we make. We recognise that as an energy company, we have a particularly important role to play to help the world do two things: one meet the energy needs data, a world with developing economies’ demands, and secondly, to manage carbon emissions. We have our own carbon reduction emission goals. So we’ve committed to reducing our net emissions by 30% by 2030, on a pathway to net zero by 2050. And we’re taking a number of steps as well to work with our customers. I think it’s important to note that most of our product will be sold in Asia and if you look at the countries that we’ll be likely selling to. So, Japan and Korea have their net zero 2050 goals, China Net Zero 2060. We absolutely believe that gas is part of the mix and helping those nations reach their ambitions.

Kara Ordway:

Meg last time, you came on the program and spoke with us you talked about the three pillars that about the company, so oil, the LNG and then clean energy going forward. So ammonia hydrogen, as that merger continues and you progress forward, how do you see that balance switching?

Meg O’Neill:

Yeah, so new energy is really fascinating. We’ve made a few announcements recently about progress on a couple of projects, our Tasmania project where we’ve secured land, an opportunity in Perth where we’ve secured a land position in Kwinana and Rockingham, to build what could be quite a sizable liquid hydrogen and ammonia development. So, we do see that market developing substantially over the next decade. But it’s a journey that we need to go on with our customers and, and right now we’re at a stage where customers are trying to figure out what they might do with these new energy products, how they might use them. So, we’re participating in a number of different partnerships to explore things like putting ammonia into coal fired power stations, or using liquid hydrogen for ground transportation. And we feel very good actually about the world’s commitments to moving those technologies forward and to being able to secure customers as they get confident in their ability to use the products.

Kara Ordway:

Yeah, I mean, that ESG landscape is just so prominent in everyone’s investors’ minds at the moment. How do you make sure you’re capturing that investment and they’re not going to direct companies that are just purely focused on clean energy because you’re kind of the combination company now aren’t you?

Meg O’Neill:

Look, I think a lot of the opportunities in the new energy space actually play very well to a company like Woodside. So if you think about something like ammonia, or liquid hydrogen, these are very complex industrial facilities and the skills that we have developed over 30 years of running LNG plants are skills that are immediately transferable to running these very large industrial facilities. So we actually think we’ve got a competitive advantage in these types of energy opportunities. And we think we’ll be very well positioned to compete in the marketplace.

Kara Ordway:

And last time we also spoke with you you mentioned a London and the New York listing. How’s that progressing?

Meg O’Neill:

Yeah, so as we communicated to the ASX, we are planning to pursue a New York listing through an ADR mechanism. We are evaluating other listings. London is one that we’re taking a look at and we haven’t taken this decision yet about whether or not we’ll pursue that.

Kara Ordway:

Well Meg let’s finish off and talk what’s coming because two big ticks today, as you said, anything else that will be on the next steps for the company?

Meg O’Neill:

It’s a great question. We’re actually hoping to savour the moment of today because it really is two phenomenal announcements. But I think new energy is probably the space to watch. So keep an eye out for announcements around the new energy opportunities.

Kara Ordway:

Great to have you. Thanks so much for joining us.

Forward-looking statements

This announcement contains forward-looking statements. The words ‘anticipate’, ‘believe’, ‘aim’, ‘estimate’, ‘expect’, ‘intend’, ‘may’, ‘target’, ‘plan’, ‘forecast’, ‘project’, ‘schedule’, ‘will’, ‘should’, ‘seek’ and other similar words or expressions are intended to identify forward-looking statements. These forward-looking statements are based on assumptions and contingencies that are subject to change without notice and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside, BHP and their respective related bodies corporate and affiliates (and each of their respective directors, officers, employees, partners, consultants, contractors, agents, advisers and representatives), and could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by those forward-looking statements or any projections or assumptions on which those statements are based.

The forward-looking statements are subject to risk factors, including those associated with the oil and gas industry as well as those in connection with the Transaction. It is believed that the expectations reflected in these statements are reasonable, but they may be affected by a range of variables which could cause actual results or trends to differ materially, including but not limited to: price fluctuations, actual demand, currency fluctuations, geotechnical factors, drilling and production results, gas commercialisation, development progress, operating results, engineering estimates, reserve estimates, loss of market, industry competition, environmental risks, physical risks, legislative, fiscal and regulatory developments, economic and financial markets, conditions in various countries, approvals and cost estimates.

Investors are strongly cautioned not to place undue reliance on forward-looking statements, particularly in light of the current economic climate and the significant uncertainty and disruption caused by the COVID-19 pandemic. Forward-looking statements are provided as a general guide only and should not be relied on as an indication or guarantee of future performance. These statements may assume the success of the Transaction, BHP’s oil and gas portfolio or Woodside’s business strategies, the success of which may not be realised within the period for which the forward-looking statements may have been prepared, or at all. No guarantee, representation or warranty, express or implied, is made as to the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns, statements or tax treatment in relation to future matters contained in this presentation.

Past performance and pro forma historical information is given for illustrative purposes only. Pro forma information is presented on a combined basis, without giving effect to any pro forma adjustments. It should not be relied on and is not indicative of future performance, including future security prices.

Disclosure of reserve information and cautionary note to US investors

Unless expressly stated otherwise, all estimates of oil and gas reserves and contingent resources disclosed in this presentation have been prepared using definitions and guidelines consistent with the 2018 Society of Petroleum Engineers (SPE)/World Petroleum Council (WPC)/American Association of Petroleum Geologists (AAPG)/Society of Petroleum Evaluation Engineers (SPEE) Petroleum Resources Management System (PRMS). Estimates of reserves and contingent resource in this presentation will differ from corresponding estimates prepared in accordance with the rules of the US Securities and Exchange Commission (the “SEC”) and disclosure requirements of the US Financial Accounting Standards Board (“FASB”), and those differences may be material. For additional information regarding the availability of Woodside’s reserves disclosures in accordance with SEC requirements, please see Woodside’s investor presentation dated 17 August 2021 and released to the ASX. For additional information regarding BHP’s reserves, please see BHP’s annual report on Form 20-F filed with the SEC.

No offer or solicitation

This communication relates to the proposed Transaction between Woodside and BHP. This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transaction or otherwise, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities in the United States shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Important additional information and where to find it

In connection with the proposed Transaction, Woodside intends to file with the US Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the Woodside securities to be issued in connection with the proposed Transaction (including a prospectus therefor). Woodside and BHP also plan to file other documents with the SEC regarding the proposed Transaction. This communication is not a substitute for the Registration Statement or the prospectus or for any other document that Woodside or BHP may file with the SEC in connection with the Transaction. US INVESTORS AND US HOLDERS OF WOODSIDE AND BHP SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTION (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS) THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WOODSIDE, BHP AND THE PROPOSED TRANSACTION. Shareholders will be able to obtain free copies of the Registration Statement, prospectus and other documents containing important information about Woodside and BHP once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of such documents may also be obtained from Woodside and BHP without charge.